Trella Technologies LLC



ANNUAL REPORT

173 Clay Pond Rd.

Bourne, MA 02532

(508) 296-5586

www.trella.io

This Annual Report is dated December 29, 2021.

BUSINESS

Trella Technologies, LLC was formed on November 3, 2016, in the state of Massachusetts. The financial statements of Trella Technologies, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cape Cod, Massachusetts.

Trella Technologies provides technical, innovative solutions to make indoor and urban farming a sustainable, long lasting industry. The new concept of growing plants horizontally was invented which was opposite to the existing methods that were mostly manual, labor-intensive, and inefficient. The two prototyped, built (and built again) what would become Trella Technologies' unique plant-training solution, the Trella Gro LST.

The TrellaGro LST is an automated low-stress training solution to grow tall plants in small spaces. TrellaGro LST has multiple applications. Our system helps indoor cultivators (including residential and commercial growers) grow taller/fruit-bearing crops in spaces that were previously problematic due to height constraints: spaces with low ceilings, or vertical/stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets.

Previous Offerings

Between 2019 and 2020 we raised $143,136 of funds via convertible promissory notes. These notes convert to Class B Units when the company raises $4,070,000 in a qualified equity financing, if such financing takes place prior to the notes' maturity date of March 1, 2021. These notes convert to Class B units at a valuation cap of $30,000,000.00 discounted by 20%. Such financing did not take place as of Dec. 31, 2020. The rights, duties, powers and obligations of our Class Units are described more fully in our initial Offering statement on file with the SEC and our Regulation CF Portal.

As of the writing of this annual report, the maturity date of March 1, 2021 has occurred. On February 24, 2021 the company changed its entity from an LLC to a benefits corporation in the state of Massachusetts. The associated shareholders' agreement is currently under development by our legal team.

Type of security sold: Class A Units
Final amount sold: $76,000.00
Use of proceeds: Start-up expenses for 2017 and 2018.
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2020 Revenue

Revenue:
Revenue for the fiscal year of 2020 consists of pre-order deposits which occurred during Q3 and Q4 of 2020. The revenue is below our fiscal projections for year 2020.

In late 2019, we delayed our go-to-market strategy to prioritize the commercial grow market. This pivot included the launch of our Elite R&D membership program and a partnership with a contract manufacturer who would be able to assist with a higher demand anticipated from B2B commercial sales. This pivot also required additional capital to cover the up-front costs of manufacturing .

In Q1 of 2020, due to the COVID-19 pandemic, we lost a few opportunities including the chance to pitch to investors at SXSW 2020 and a potential partnership with an educational institution for R&D. Our plans for contract manufacturing were also interrupted, and we, therefore, decided to modify our approach to manufacturing in order to move forward and reduce costs.

In late Q2 of 2020, we decided to build and manufacture in-house to satisfy our obligations to the first set of Elite R&D members. This required modification of our design, in order to reduce the up-front engineering costs associated with injection-molding, and reduce the need for equipment associated with sheet metal fabrication and heavy machining.

We spent most of Q3 creating a new design which relies on light manufacturing and 3D printing, which significantly reduced up-front engineering costs (and can be easily replicated to scale). We were then able to start manufacturing of our first set of units in Q4 2020.

At the same time we also completed the following in an effort to increase revenue from sales:
- Hired a social media strategist to improve website traffic
- Utilized Google and Facebook Ads for lead generation
- Completed virtual "Focus Group" discussions with participants from our target market
- Updated our website, graphics, and other branding elements accordingly.
- Updated our website's shop to accept pre-orders and made an investment in software for inbound marketing, sales and servicing to track lead generation, conversion and overall sales and marketing performance.

We also received feedback regarding our pricing. Due to the reduction in up-front costs, we passed on a portion of that savings to our customers and reduced our retail pricing. For example, for our Model 6 we reduced pricing from $5,540 to $4,600 and also offered a pay-over-time option to reduce the barrier to entry.

By late Q3 and Q4 2020, we started to receive revenue from deposits for pre-orders.

Moving into 2021, we continue to maintain a heavy focus on lead generation and sales. To further assist, we brought on two new experienced team members to assist with digital marketing/SEO and sales in order to improve our KPI results.

See historical results and cash flow for more.

Cost of sales:
Cost of sales includes parts, materials, and tooling required for the new light manufacturing. In addition, to the balance shown under COGS, we also purchased 3D printing equipment. This line item can be seen as a current liability (Affirm loan).

Gross profit and margin:
For 2020, gross profit is -$7,987.85 based on pre-order deposits. This does not include outstanding payments of $26,255 which are due Q1 and Q2 of 2021. This also does not include COGS which will be accrued in 2021 to fulfill the pre-orders received in 2020.

Based on our current COGS for 2021, a projected gross profit margin of 47% and a gross operating margin of 15% are anticipated.

Expenses:
The Company's expenses consist of sub-contractor fees for product re-design and engineering, as well as advertising, social media, and marketing fees to improve lead generation and conversions. Additionally, we continued to invest in our intellectual property which is included in our fees for professional services. In July 2020, the board members agreed to a small salary for the CEO position. A total salary of $9,197 was received for 2020. This is the first salary received by the either founder since the company started in Nov. 2016.

Historical results and cash flows:
Historical results and cash flows are not representative of what investors should expect in the future as they are pre-revenue for the majority of the year. Based on our business plan and projections we anticipate an increase in revenue generation from product related sales in 2021. As of April 2021, we have enough cash-on-hand for more than 6-months and we also have over $130k in received payments and outstanding invoice balances. This includes a pending contract and partnership with a federally recognized tribe in the United States.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $2,438.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Current liabilities include the below:
- Affirm Loan balance of $1,210 for 3D printing equipment
- Company Credit card balance of $2,813 for miscellaneous expenses and travel.

Non-current liabilities consist of the convertible promissory note with a total of $202,115 as of 12/31/2020.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aja N. Atwood

Aja N. Atwood's current primary role is CEO of Trella Technologies. Aja N. Atwood currently services more than 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Co-founder
Dates of Service: November 11, 2016 - Present
Responsibilities: Company mission, project management/goal setting, accounting, operations, marketing, public relations, patent management, product scope, cultivation and grow trial management.

Other business experience in the past three years:

Company: Limitless Grow, LLC
Title: President
Dates of Service: September 2020 - Present
Responsibilities: a consulting firm dedicated to helping small and medium-scale farmers create sustainable and profitable cultivation operations.

Other business experience in the past three years:

Employer: AIG
Title: Regional Field Engineering Manager
Dates of Service: January 01, 2014 - December 04, 2016
Responsibilities: Leading a regional team of field engineers and supervisors throughout the US Northeast region with a focus on training, development and career growth.

Other business experience in the past three years:

Employer: Liberty Mutual
Title: Global Nat Cat Practice Leader
Dates of Service: January 01, 2017 - April 2019
Responsibilities: Subject matter expert for natural catastrophe risk engineering for commercial properties and businesses.

Name: Andres Chamorro III
Andres Chamorro III's current primary role is with Medical Device Company. Andres Chamorro III currently serves in an advisory role with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Engineering & Co-founder
Dates of Service: November 03, 2016 - Present
Responsibilities: To advise on topics related to hardware engineering, patent guidance, IT, custom prototyping, hardware fabrication and creative brainstorming.

Other business experience in the past three years:

Employer: Medical Device Company
Title: Product Development Consultant
Dates of Service: December 01, 2014 - Present
Responsibilities: Mainly focused on DFM, vendor selection and support, and design transfer to contract manufacturer.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Member Name: Aja Nicole Atwood
Amount and nature of Beneficial ownership: 730,000
Percent of class: 73.0

Title of class: Class A Units
Member Name: Andres Chamorro III
Amount and nature of Beneficial ownership: 270,000
Percent of class: 27.0

Title of class: Class B Units
Joshua Madden: 5,250
Andrew Keener: 7,250

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

As of Dec 31, 2020, our business is organized in the form of a limited liability and so we refer to the units representing beneficial ownership interests in the company as Membership Units. Our authorized Membership Units consist of 2,000,000 Membership Units. 1,000,000 of which is our Class A units, par value $0.0000, and 1,000,000 of which is our Class B units, par value $0.0000. As of December 31, 2020, all of our Class A Membership units are issued and outstanding, and in 2019 12,500 of our Class B Membership units are issued and reserved. An additional 5,275 Class B Membership units were promised in 2020 and are currently vesting, but they have not been issued as of 12/31/2020.

Our Class A Membership Units are entitled to participate in votes and receive dividends, a liquidation preference, redemption upon sale of the company, and all other rights, duties, powers, and obligations of our Class A Membership Units as set forth in our initial filings with the Commission. Our Class B Membership Units are entitled to receive dividends and are entitled to redemption upon sale of the company, a liquidation preference that is subordinate to the liquidation preferences of our Class A Membership Units, and all other rights, duties, powers, and obligations of our Class B Membership Units as set forth in our intial filings with the Commission.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established   competitors   who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the TrellaGro LST developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the TrellaGro LST is a good idea, that the IP Company will be able to secure the intellectual property rights to the TrellaGro LST and that the company will secure the exclusive marketing and manufacture rights to the TrellaGro LST from the IPCompany, that we will be able to successfully market, manufacture and sell the TrellaGro LST, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $1.1 million to commence commercial production of the TrellaGro LST. We believe that we will be able to finance the commercial production of the TrellaGro LST throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and TrellaGro LST has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 29, 2021.

Trella Technologies LLC

By   /s/ *Aja N Atwood*

   Name: Aja N Atwood

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Trella Technologies

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital One Business Savings 4399	7.10
Cash on Hand	0.00
Chase Checking Account 4401	638.25
Rockland Checking 2352	4,145.45
Total Bank Accounts	**$4,790.80**
Total Current Assets	**$4,790.80**
Fixed Assets	
Accumulated Depreciation	-1,778.00
Computers & tablets	1,500.00
Total Fixed Assets	**$ -278.00**
Other Assets	
Accumulated Amortization	-3,692.10
Capitalized Loan Costs	8,860.97
Total Other Assets	**$5,168.87**
TOTAL ASSETS	**$9,681.67**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Partner Capital - Aja	22,604.25
Partner Capital - Andres	-12,195.40
Retained Earnings	22,322.20
Start Engine - Convertible Note	58,979.98
Net Income	-82,029.36
Total Equity	**$9,681.67**
TOTAL LIABILITIES AND EQUITY	**$9,681.67**

Trella Technologies

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital One Business Savings 4399	95.85
Chase Checking Account 4401	874.29
Rockland Checking 2352	1,467.74
Total Bank Accounts	**$2,437.88**
Total Current Assets	**$2,437.88**
Fixed Assets	
3D Printers	3,499.00
Accumulated Depreciation	-1,778.00
Computers & tablets	1,500.00
Total Fixed Assets	**$3,221.00**
Other Assets	
Accumulated Amortization	-3,692.10
Capitalized Loan Costs	8,860.97
Total Other Assets	**$5,168.87**
TOTAL ASSETS	**$10,827.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Rockland Credit Card 9054	162.23
Total Credit Cards	**$162.23**
Other Current Liabilities	
Affirm Loan	1,210.41
Total Other Current Liabilities	**$1,210.41**
Total Current Liabilities	**$1,372.64**
Total Liabilities	**$1,372.64**
Equity	
Opening balance equity	26,756.13
Partner Capital - Aja	9,025.01
Partner Capital - Andres	-25,372.29
Retained Earnings	-56,347.98
Start Engine - Convertible Note	202,115.80
Net Income	-146,721.56
Total Equity	**$9,455.11**
TOTAL LIABILITIES AND EQUITY	**$10,827.75**

Trella Technologies

Profit and Loss

January - December 2019

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Cost of Goods Sold	
Supplies & materials	1,998.11
Total Cost of Goods Sold	1,998.11
Total Cost of Goods Sold	$1,998.11
GROSS PROFIT	$ -1,998.11
Expenses	
Advertising & marketing	24,290.00
General business expenses	
Bank fees & service charges	116.25
Memberships & subscriptions	453.75
Total General business expenses	570.00
Legal & accounting services	
Legal fees	8,465.00
Total Legal & accounting services	8,465.00
Meals	870.65
Office expenses	950.09
Small tools and equipment	471.89
Software & apps	4,023.84
Total Office expenses	5,445.82
Subcontractor expenses	35,778.69
Taxes paid	659.00
Travel	868.07
Total Expenses	$76,947.23
NET OPERATING INCOME	$ -78,945.34
Other Income	
Other income	10,000.24
Total Other Income	$10,000.24
Other Expenses	
Amortization Expense	3,692.10
Depreciation	104.00
Professional Fees	6,260.00
Trade Shows/Exhibits	3,028.16
Total Other Expenses	$13,084.26
NET OTHER INCOME	$ -3,084.02
NET INCOME	$ -82,029.36

Trella Technologies

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales of Product Income	1,873.30
Total Income	**$1,873.30**
Cost of Goods Sold	
Cost of Goods Sold	
Supplies & materials	4,890.55
Total Cost of Goods Sold	**4,890.55**
Graphic Design/Printing	2,767.50
Shipping	301.85
Web Design & Hosting Expense	1,901.25
Total Cost of Goods Sold	**$9,861.15**
GROSS PROFIT	**$ -7,987.85**
Expenses	
Advertising & marketing	18,651.74
Social media	1,786.86
Total Advertising & marketing	**20,438.60**
Business licences	1,500.00
Contributions to charities	100.00
General business expenses	
Bank fees & service charges	1,251.58
Memberships & subscriptions	730.11
Total General business expenses	**1,981.69**
Interest paid	202.77
Legal & accounting services	
Accounting fees	3,250.00
Legal fees	10,179.26
Total Legal & accounting services	**13,429.26**
Meals	290.48
Office expenses	1,618.66
Merchant account fees	14.80
Office supplies	857.46
Shipping & postage	13.96
Small tools and equipment	3,214.61
Software & apps	10,046.95
Total Office expenses	**15,766.44**
Payroll expenses	249.28
Payroll taxes	3,007.79
Wages	7,905.55
Total Payroll expenses	**11,162.62**
Stripe Fees	14.67

Trella Technologies

Profit and Loss

January - December 2020

	TOTAL
Subcontractor expenses	61,964.94
Supplies	2,182.19
Taxes paid	560.36
Travel	2,529.66
Uncategorized Expense	103.20
Total Expenses	**$132,226.88**
NET OPERATING INCOME	**$ -140,214.73**
Other Income	
Other income	-0.25
Total Other Income	**$ -0.25**
Other Expenses	
Professional Fees	6,280.00
Trade Shows/Exhibits	90.00
Vehicle expenses	
Vehicle gas & fuel	92.58
Vehicle repairs	44.00
Total Vehicle expenses	**136.58**
Total Other Expenses	**$6,506.58**
NET OTHER INCOME	**$ -6,506.83**
NET INCOME	**$ -146,721.56**

Trella Technologies

Statement of Cash Flows

January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
OPERATING ACTIVITIES			
Net Income	-82,029.36	-146,721.56	$ -228,750.92
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accumulated Depreciation	104.00		$104.00
Rockland Credit Card 9054		162.23	$162.23
Rockland Credit Card 9062		0.00	$0.00
Affirm Loan		1,210.41	$1,210.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**104.00**	**1,372.64**	**$1,476.64**
Net cash provided by operating activities	**$ -81,925.36**	**$ -145,348.92**	**$ -227,274.28**
INVESTING ACTIVITIES			
3D Printers		-3,499.00	$ -3,499.00
Accumulated Amortization	3,692.10		$3,692.10
Capitalized Loan Costs	-8,860.97		$ -8,860.97
Net cash provided by investing activities	**$ -5,168.87**	**$ -3,499.00**	**$ -8,667.87**
FINANCING ACTIVITIES			
Opening balance equity		26,756.13	$26,756.13
Partner Capital - Aja	-13,579.24	-13,579.24	$ -27,158.48
Partner Capital - Andres	-13,176.89	-13,176.89	$ -26,353.78
Retained Earnings	48,893.69	3,359.18	$52,252.87
Start Engine - Convertible Note	58,979.98	143,135.82	$202,115.80
Net cash provided by financing activities	**$81,117.54**	**$146,495.00**	**$227,612.54**
NET CASH INCREASE FOR PERIOD	**$ -5,976.69**	**$ -2,352.92**	**$ -8,329.61**

CERTIFICATION

I, Aja N Atwood, Principal Executive Officer of Trella Technologies LLC, hereby certify that the financial statements of Trella Technologies LLC included in this Report are true and complete in all material respects.

Aja N Atwood

Principal Executive Officer